FOR IMMEDIATE RELEASE	News
April 3, 2014	Nasdaq Capital Market - GTIM

Good Times Restaurants Inc. Announces Conversion of Series C Preferred Stock to Common Stock

(GOLDEN, CO)  Good Times Restaurants Inc. (NASDAQ: GTIM) today announced that in accordance with the Certificate of Designations, Preferences, and Rights of its Series C Convertible Preferred Stock, on March 28, 2014, Small Island Investments Limited converted all 355,451 shares of the Company’s Series C Convertible Preferred Stock, into 710,902 shares of the Company’s Common Stock.  The effects of the conversion are to eliminate the Company’s payment of dividends on the Series C Convertible Preferred Stock and to eliminate the possible need for the Company to redeem the Series C Convertible Preferred Stock for a cash payment.

The Company also said that together with the exercise of approximately 823,000 of its outstanding B warrants for the purchase of 411,500 common shares to date, it has received approximately $1,000,000 of proceeds and had a total cash balance of approximately $5,700,000 on its balance sheet as of March 31, 2014.  There is approximately an additional $2,100,000 of B Warrant proceeds available if fully exercised prior to their expiration in May, 2014.  Boyd Hoback, President and CEO said “We currently have no long term debt and without the need to redeem the Convertible Preferred Stock, we have more capital with which to build new restaurants.  Combined with our increasing cash flow from operations, we anticipate using our capital for continued remodeling of existing Good Times restaurants, development of new Good Times restaurants, a new point-of-sale system and additional Bad Daddy’s Burger Bar restaurants in fiscal 2014 and 2015.”

About Good Times Restaurants Inc.

Good Times Restaurants Inc. (GTIM) operates Good Times Burgers & Frozen Custard, a regional chain of quick service restaurants located primarily in Colorado, in its wholly owned subsidiary, Good Times Drive Thru Inc.  Good Times provides a menu of high quality all natural hamburgers, 100% all natural chicken tenderloins, fresh frozen custard, fresh cut fries, fresh lemonades and other unique offerings.  Good Times currently operates and franchises 37 restaurants.

GTIM owns and operates Bad Daddy’s Burger Bar restaurants through its wholly owned subsidiary, BD of Colorado LLC and will franchise Bad Daddy’s Burger Bar restaurants through its 48% ownership of Bad Daddy’s Franchise Development LLC.  Bad Daddy’s Burger Bar is a full service, upscale, “small box” restaurant concept featuring a chef driven menu of gourmet signature burgers, chopped salads, appetizers and sandwiches with a full bar and a focus on a selection of craft microbrew beers in a high energy atmosphere that appeals to a broad consumer base.

Good Times Forward Looking Statements

This press release contains forward looking statements within the meaning of federal securities laws.  The words “intend,” “may,” “believe,” “will,” “should,” “anticipate,” “expect,” “seek” and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause the Company’s actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the “Risk Factors” section of Good Times’ Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, (303) 384-1411

Christi Pennington (303) 384-1440

Gary Heller (914) 813-8547

Mike Porter, Porter, LeVay & Rose (212) 546-4700